June 19, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ASIA DOCUMENT TRANSITION, INC.

Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on November 19, 2007
(Registration No. 333-147492)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Asia Document Transition, Inc. (the “Company”), hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-147492, which was filed on November 19, 2007 (the “Registration Statement”).

Such withdrawal is requested because the shares being registered were not eligible to be registered on Form SB-2 (as filed) and the Company has determined to file a new registration statement on the Form S-1 as a “primary offering”.

No sales of any of the Company’s securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Robert L. B. Diener, Esq. at (310) 396-1691.

Very truly yours,

ASIA DOCUMENT TRANSITION, INC.

By:	/s/ Bernard Chan
Bernard Chan
Chief Executive Officer